Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Receives Regulatory Approvals for Normal Course Issuer Bid

TORONTO, May 30, 2018 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to proceed with its previously-announced normal course issuer bid through the facilities of the TSX as well as through other alternative Canadian trading systems to purchase, for cancellation, up to 20 million of its common shares, commencing June 1, 2018, and ending no later than May 31, 2019.

The maximum number of common shares that may be repurchased under the normal course issuer bid represents approximately 3.1 per cent of the Bank’s “public float” (as such term is defined in the TSX Company Manual) of common shares.

During the week of June 4, 2018, the Bank will establish an automatic securities purchase plan under which its broker, BMO Nesbitt Burns Inc., may at certain points in time purchase its common shares pursuant to the bid within a defined set of criteria. The actual number of common shares purchased under the bid, the timing of purchases and the price at which the common shares are bought will depend upon management discretion based on factors such as market conditions and capital adequacy. The purchase price for any shares repurchased by the Bank under the bid will be market price at the time of acquisition. The Bank will consult with OSFI prior to making purchases.

There were 640,647,217 Bank of Montreal common shares issued and outstanding as at May 16, 2018, and the public float was 640,285,825 common shares. The average daily trading volume for the six months ended April 30, 2018, and the daily maximum number of shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the bid, were 1,292,618 and 323,155 shares, respectively.

The Bank’s prior normal course issuer bid for a maximum of 22 million common shares commenced on May 1, 2017 and expired on April 30, 2018. Over the term of the prior bid, the Bank purchased 13 million of its common shares, at a weighted average price of $93.97 per share.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-

looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2018 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict—could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2017 Annual MD&A, the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, which begin on page 86 of BMO’s 2017 Annual MD&A, the discussion in the Critical Accounting Estimates –

Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual MD&A, and the Risk Management section in BMO’s Second Quarter 2018 Report to Shareholders, all of which outline certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual MD&A under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in the Second Quarter 2018 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions, and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Developments and Outlook section on page 32 of BMO’s 2017 Annual MD&A.

For Media Relations Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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